Filed	November 03, 2015	**OMB Number**	3038-0072
Registrant	MACQUARIE BANK LIMITED	**NFA ID**	0240934
Submitted By	MYRNA MARCELIN	**User ID**	MARCELINM2

Business Information

Business Address   LEVEL 6
                           50 MARTIN PLACE
                           SYDNEY, NSW 2000
                           AUSTRALIA

Phone Number   61-2-8232-3333

Fax Number   Not provided.

E-mail Address   Not provided.



Filed   November 03, 2015   **OMB Number**   3038-0072
Registrant   MACQUARIE BANK LIMITED   **NFA ID**   0240934
Submitted By MYRNA MARCELIN   **User ID**   MARCELINM2

Location of Business Records

Business Records Address

LEVEL 6
50 MARTIN PLACE
SYDNEY, NSW 2000
AUSTRALIA

U.S. Address for Production of Business Records

MACQUARIE BANK LIMITED REPRESENTATIVE OFFICE
125 W. 55TH STREET
NEW YORK, NY 10019
UNITED STATES



Filed	November 03, 2015	**OMB Number**	3038-0072
Registrant	MACQUARIE BANK LIMITED	**NFA ID**	0240934
Submitted By	MYRNA MARCELIN	**User ID**	MARCELINM2

Contact Information

Registration Contact

JOSEPH ROSS
125 W. 55TH STREET
NEW YORK, NY 10019
UNITED STATES
Phone: 212-231-1580
Fax: 212-231-1598
E-mail: JOSEPH.ROSS@MACQUARIE.COM

Membership Contact

MICHELLE BROOM
COMPLIANCE OFFICER
125 W. 55TH STREET
NEW YORK, NY 10019
UNITED STATES
Phone: 212-231-1558
Fax: 212-231-2030
E-mail: MICHELLE.BROOM@MACQUARIE.COM

Accounting Contact

JOSEPH ROSS
125 W. 55TH STREET
NEW YORK, NY 10019
UNITED STATES
Phone: 212-231-1580
Fax: 212-231-2399
E-mail: JOSEPH.ROSS@MACQUARIE.COM

National Futures Association

Filed	November 03, 2015	**OMB Number**	3038-0072
Registrant	MACQUARIE BANK LIMITED	**NFA ID**	0240934
Submitted By	MYRNA MARCELIN	**User ID**	MARCELINM2

Arbitration Contact

ANTHONY LENNON
CHIEF REPRESENTATIVE
125 W. 55TH STREET
NEW YORK, NY 10019
UNITED STATES
Phone: 212-231-2083
Fax: 212-231-2177
E-mail: ANTHONY.LENNON@MACQUARIE.COM

Compliance Contact

MICHELLE BROOM
125 W. 55TH STREET
NEW YORK, NY 10019
UNITED STATES
Phone: 212-231-1558
Fax: 212-231-1598
E-mail: MICHELLE.BROOM@MACQUARIE.COM

Exempt Foreign Firm Contact

ANDREW STEWART
FUTURES DIVISION
LEVEL 5, 1 MARTIN PLACE
SYDNEY NSW 2000
AUSTRALIA
Phone: 612 8232 3088
Fax: 612 8232 4412

Filed	November 03, 2015	**OMB Number**	3038-0072
Registrant	MACQUARIE BANK LIMITED	**NFA ID**	0240934
Submitted By	MYRNA MARCELIN	**User ID**	MARCELINM2

Chief Compliance Officer

MICHELLE BROOM
CHIEF COMPLIANCE OFFICER
125 W. 55TH STREET
NEW YORK, NY 10019
UNITED STATES
Phone: 212-231-1558
Fax: 212-231-1598
E-mail: MICHELLE.BROOM@MACQUARIE.COM

Enforcement/Compliance Communication Contact

MICHELLE BROOM
COMPLIANCE OFFICER
125 W. 55TH STREET
NEW YORK, NY 10019
UNITED STATES
Phone: 212-231-1558
Fax: 212-231-2030
E-mail: MICHELLE.BROOM@MACQUARIE.COM

Enforcement/Compliance Communication Contact

AUGUSTINE WONG
125 WEST 55TH STREET
NEW YORK, NY 10019
UNITED STATES
Phone: 212-231-1581
E-mail: GUS.WONG@MACQUARIE.COM

Filed   November 03, 2015   **OMB Number** 3038-0072

Registrant   MACQUARIE BANK LIMITED   **NFA ID**   0240934

Submitted By   MYRNA MARCELIN   **User ID**   MARCELINM2

Registrant Certification Statement

BY FILING THIS FORM 3-R, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the Form 3-R are true, complete and accurate and that in the light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the Form 3-R are not misleading in any material respect; certification that the person who electronically files the Form 3-R on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the Form 3-R on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the Form 3-R.